RIPPLE LAKE DIAMONDS INC.

(AN EXPLORATION STAGE COMPANY)

INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

FOR THE SIX MONTHS ENDED DECEMBER 31, 2006 AND 2005
(Stated in Canadian dollars)

Notice of No Auditor Review of Interim Financial Statements

The accompanying unaudited interim financial statements have been prepared by management and approved by the Audit Committee and Board of Directors.

The Company's independent auditors have not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditors.

RIPPLE LAKE DIAMONDS INC.
(AN EXPLORATION STAGE COMPANY)

INTERIM BALANCE SHEET
December 31, 2006
(Stated in Canadian dollars)

	December 31,	June 30,
	2006	2006
	$	$
	(Unaudited)
ASSETS
CURRENT ASSETS
Cash	161,439	373,721
Amount receivable	5,134	6,401
Prepaids	-	7,500

	166,573	387,622

MINERAL EXPLORATION PROPERTIES (Note 4)	4,953,882	4,881,420

	5,120,455	5,269,042

LIABILITIES
CURRENT LIABILITIES
Accounts payables and accrued liabilities	47,900	47,962

SHAREHOLDERS' EQUITY
SHARE CAPITAL (Note 5)
Authorized: unlimited common shares without par value
Issued and outstanding: 36,115,682 (June 30, 2006 - 36,075,682) common shares	5,839,307	5,833,307

CONTRIBUTED SURPLUS	794,750	794,750

DEFICIT accumulated during the exploration stage	(1,561,502)	(1,406,977)

	5,072,555	5,221,080

	5,120,455	5,269,042

Nature and Continuance of Operations (Note 2)
Commitments (Note 4)

APPROVED BY THE DIRECTORS:

DIRECTOR:	"Tim Crowhurst"
Tim Crowhurst

DIRECTOR:	"William Schmidt"
William Schmidt

(The accompanying notes form an integral part of these financial statements)

RIPPLE LAKE DIAMONDS INC.
(AN EXPLORATION STAGE COMPANY)

INTERIM STATEMENTS OF OPERATIONS
For the six months ended December 31, 2006 and 2005 and
For the period from February 6, 2004 (Date of Inception) to December 31, 2006
(Stated in Canadian dollars)

	Cumulative
	from inception,	Three months ended		Six months ended
	February 6, 2004 to	December 31,		December 31,
	December 31, 2006	2006	2005	2006	2005
	$	$	$	$	$

REVENUE
Interest income	7,172	1,124	47	2,926	268

EXPENSES
Bank charges	1,721	94	230	170	344
Depreciation	225	-	67	-	229
Filing fees	80,713	6,354	(317)	5,954	4,759
Interest	1,631	-	-	-	300
Management fees	224,860	20,360	23,000	38,360	48,500
Office	41,246	274	(278)	2,784	4,404
Professional fees	258,133	27,450	25,500	50,701	37,140
Property investigation	15,911	-	-	-	-
Public relations	236,809	22,143	7,844	42,473	23,509
Rent	51,500	6,000	5,000	12,000	9,500
Stock-based compensation	794,750	-	-	-	75,000
Transfer agent	27,258	2,626	5,390	3,804	5,390
Travel and entertainment	18,081	641	-	1,205	2,952

	1,752,838	85,942	66,436	157,451	212,027

LOSS BEFORE OTHER ITEM	(1,745,666)	(84,818)	(66,389)	(154,525)	(211,759)
OTHER ITEM
Gain on disposal of assets	-	-	318	-	318

LOSS BEFORE INCOME	(1,745,666)	(84,818)	(66,071)	(154,525)	(211,441)
TAXES

FUTURE INCOME TAX	184,164	-	-	-	(99,775)
RECOVERY

NET LOSS FOR THE PERIOD	(1,561,502)	(84,818)	(66,071)	(154,525)	(111,666)

NET LOSS PER SHARE: basic	-	(0.002)	(0.003)	(0.004)	(0.005)
and diluted

WEIGHTED AVERAGE
NUMBER OF SHARES	-	36,115,682	24,017,016	36,095,899	23,694,206
OUTSTANDING

(The accompanying notes form an integral part of these financial statements)

RIPPLE LAKE DIAMONDS INC.
(AN EXPLORATION STAGE COMPANY)

INTERIM STATEMENTS OF CASH FLOWS
For the six months ended December 31, 2006 and 2005 and
For the period from February 6, 2004 (Date of Inception) to December 31, 2006
(Stated in Canadian dollars)

	Cumulative
	from inception,
	February 4, 2004	Three months ended Dec. 31,		Six months ended Dec. 31,
	to December 31,	2006	2005	2006	2005
	2006
	$	$	$	$	$

CASH FLOWS FROM OPERATING
ACTIVITIES
Net loss for the period	(1,561,502)	(84,818)	(66,071)	(154,525)	(111,666)

Depreciation	225	-	67	-	229
Stock-based compensation	794,750	-	-	-	75,000
Future income tax recovery	(184,164)	-	-	-	(99,775)
Loss on disposal of equipment	313	-	(318)	-	(318)

Changes in non-cash working capital
Amount receivable	5,134	6,114	20,183	1,267	100,195
Accounts payable and accrued liabilities	47,900	24,900	149,287	(62)	126,823

	(897,344)	(53,804)	103,148	(153,320)	90,488

CASH FLOWS FROM FINANCING
ACTIVITIES
Prepaids	-	7,500	6,000	7,500	-
Issuance of shares, net of share issue costs	5,777,371	-	-	6,000	280,110

	5,777,371	7,500	6,000	13,500	280,110

CASH FLOWS FROM INVESTING
ACTIVITIES
Proceed on disposal of equipment	960	-	-	-	-
Purchase of equipment	(1,498)	-	-	-	(535)
Mineral exploration properties	(4,718,050)	(5,405)	(92,974)	(72,462)	(592,893)

	(4,718,588)	(5,405)	(92,974)	(72,462)	(593,428)

INCREASE (DECREASE) IN CASH	161,439	(51,709)	16,174	(212,282)	(222,830)

CASH, beginning of period	-	213,148	23,730	373,721	262,734

CASH, end of period	161,439	161,439	39,904	161,439	39,904

Non-cash investing and financing transactions
not included in cash flows:
Issuance of common shares for mineral	246,100	-	-	6,000	42,000
property rights
Issuance of common shares to agent relating to
initial public offering	80,000	-	-	-	-

Supplementary disclosure of cash flow
information
Cash paid for:
Interest	1,192	-	-	-	300

Income taxes	-	-	-	-	-

(The accompanying notes form an integral part of these financial statements)

RIPPLE LAKE DIAMONDS INC.
(AN EXPLORATION STAGE COMPANY)

INTERIM STATEMENTS OF SHAREHOLDERS' EQUITY
For the period from February 6, 2004 (Date of Inception) to December 31, 2006
(Stated in Canadian dollars)

	Common Stock		Contributed	Accumulated
	Shares	Amount	Surplus	Deficit	Total
		$	$	$	$

Balance, February 6, 2004	-	-	-	-	-
Issued for cash pursuant to:
Founder's share	1	1	-	-	1
Private Placement (seed shares) (at $0.15 per share)	4,783,993	717,599	-	-	717,599
Escrow shares (at $0.001 per share)	10,000,000	10,000	-	-	10,000
Net loss	-	-	-	(18,301)	(18,301)

Balance, June 30, 2004	14,783,994	727,600	-	(18,301)	709,299

Issued for cash pursuant to:
Private Placement (seed shares) (at $0.15 per share)	1,678,333	251,750	-	-	251,750
Price adjustment to 950,000 escrow shares (from
$0.001 to $0.05 per share)	-	46,550	-	-	46,550
Initial public offering (at $0.40 per share, net of share
issue costs of $305,457)	4,000,000	1,294,543	-	-	1,294,543
Private placement (at $0.45 per share, net of share
issue costs of $78,800)	2,222,223	921,200	-	-	921,200
Future income taxes relating to renounced exploration
expenditures applicable to flow-through shares	-	(63,000)	-	-	(63,000)
Issued for agent's commission (at $0.40 per share)	200,000	80,000	-	-	80,000
Issued for mineral property rights (at $0.40 per share) -
Note 4	405,000	162,000	-	-	162,000
Stock- based compensation	-	-	611,000	-	611,000
Net loss	-	-	-	(921,040)	(921,040)

Balance, June 30, 2005	23,289,550	3,420,643	611,000	(939,341)	3,092,302

Issued for cash pursuant to:
Private Placement (at $0.45 per share)	622,466	280,110	-	-	280,110
Private Placement (at $0.15 per share)	5,482,667	822,400	-	-	822,400
Private Placement (at 0.225 per share, net of share
issue costs of $83,632)	6,385,999	1,353,218	-	-	1,353,218
Future income taxes relating to renounced exploration
expenditures applicable to flow-through shares	-	(121,164)	-	-	(121,164)
Issued for mineral property rights (at $0.40 per share) -
Note 4	105,000	42,000	-	-	42,000
Issued for mineral property rights (at $0.19 per share) -
Note 4	190,000	36,100	-	-	36,100
Stock- based compensation	-	-	183,750	-	183,750
Net loss	-	-	-	(467,636)	(467,636)

Balance, June 30, 2006	36,075,682	5,833,307	794,750	(1,406,977)	5,221,080

Issued for mineral property rights (at $0.15 per share) -
Note 4	40,000	6,000	-	-	6,000
Net loss	-	-	-	(154,525)	(154,525)

Balance, December 31, 2006	36,115,682	5,839,307	794,750	(1,561,502)	5,072,555

(The accompanying notes form an integral part of these financial statements)

RIPPLE LAKE DIAMONDS INC.
(AN EXPLORATION STAGE COMPANY)

NOTES TO THE INTERIM FINANCIAL STATEMENTS
December 31, 2006 and 2005
(Stated in Canadian dollars)

1.	BASIS OF PRESENTATION

These interim period financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles and practices consistent with those used in the presentation of the Company's annual financial statements. Certain disclosures normally included in annual financial statements prepared in accordance with Canadian generally accepted accounting principles have been condensed or omitted. These interim period financial statements should be read together with the audited annual financial statements and accompanying notes for the year ended June 30, 2006 included in the Company's latest annual report.

In the opinion of the Company's management, these financial statements reflect all the adjustments necessary to fairly present the Company's financial position at December 31, 2006, and the results of operations and cash flow for the six months ended December 31, 2006 and 2005. The results of operations for the six months ended December 31, 2006 and 2005 are not necessary indicative of the results to be expected for the entire fiscal year.

2.	NATURE AND CONTINUANCE OF OPERATIONS AND GOING CONCERN

Ripple Lake Diamonds Inc. (the "Company") was incorporated on February 6, 2004 under the Business Corporations Act of British Columbia as TCH Minerals Inc. and changed its name to Ripple Lake Minerals Ltd. on May 13, 2004 and to Ripple Lake Diamonds Inc. on July 26, 2004. The Company is an exploration stage junior mining company engaged in the identification, acquisition, evaluation and exploration of diamond properties in Ontario and Nunavut, Canada. The Company completed its initial public offering ("IPO") on January 6, 2005 and is listed for trading on the TSX Venture Exchange.

The Company's mineral properties are without a known body of commercial ore. The business of exploring for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. Major expenses may be required to establish ore reserves, to develop metallurgical processes, to acquire construction and operating permits and to construct mining and processing facilities. The amounts shown as mineral property costs represent acquisition, holding, and deferred exploration costs and do not necessarily represent present or future recoverable values. The recoverability of the amounts shown for mineral property costs is dependent upon the Company obtaining the necessary financing to complete the exploration and development of the properties, the discovery of economically recoverable reserves, and future profitable operations. There can be no assurance that such additional financing will be available on terms acceptable to the Company.

Although the Company has taken steps to verify title to mineral properties in which it has an interest in accordance with industry standards for the current state of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

These financial statements have been prepared on the going concern basis, which assumes that the Company will continue operations for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.

At December 31, 2006 the Company had working capital of $208,896 which may not be sufficient to sustain operations over the next twelve months and expects to incur further losses from its operations, all of which casts substantial doubt about the Company's ability to continue as a going concern. These financial statements do not include any adjustments to the recoverability or classification of recorded asset amounts or the classification of liabilities that might be necessary should the Company be unable to continue as a going concern and therefore be required to realize on its assets and discharge its liabilities and commitments at

RIPPLE LAKE DIAMONDS INC.
(AN EXPLORATION STAGE COMPANY)

NOTES TO THE INTERIM FINANCIAL STATEMENTS
December 31, 2006 and 2005
(Stated in Canadian dollars)

2.	NATURE AND CONTINUANCE OF OPERATIONS AND GOING CONCERN (Continued)

amounts different from those reported in the financial statements.

3.	SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada. The financial statements have in management's opinion been properly prepared within the framework of the significant accounting policies summarized below:

Exploration Stage Company

The Company is an exploration stage company as defined in Securities and Exchange Commission Act Guide 7. The Company is devoting its present efforts to exploring and developing its mineral properties and none of its planned principal operations have commenced. All losses accumulated since inception have been considered as part of the Company's exploration stage activities.

Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. These estimates are reviewed periodically and as adjustments become necessary, they are reported in operations in the period in which they became known. Actual results may differ from those estimates.

Mineral Exploration Properties

The Company defers the cost of acquiring, maintaining its interest, exploring and developing mineral properties until such time as the properties are placed into production, abandoned, sold or considered to be impaired in value. Costs of producing properties will be amortized on a unit of production basis and costs of abandoned properties are written-off. Proceeds received on the sale of interests in mineral properties are credited to the carrying value of the mineral properties, with any excess included in operations. Write-downs due to impairment in value are charged to operations.

The Company is in the process of exploring and developing its mineral properties and has not yet determined the amount of reserves, if any, that are available. Management reviews the carrying value of mineral properties on a periodic basis and will recognize impairment in value based upon current exploration results, the prospect of further work being carried out by the Company, the assessment of future profitability of production revenues from the property or from the sale of property. Amounts shown for properties represent costs incurred net of write-downs and recoveries, and are not intended to represent present or future values.

Reclamation Costs

Reclamation activities are carried out to the extent practicable concurrently with property exploration activities and such costs are included in exploration costs during the period in which they are incurred. When properties are abandoned, any remaining reclamation costs are estimated and included as exploration costs in the period the property is abandoned.

RIPPLE LAKE DIAMONDS INC.
(AN EXPLORATION STAGE COMPANY)

NOTES TO THE INTERIM FINANCIAL STATEMENTS
December 31, 2006 and 2005
(Stated in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Equipment and Depreciation

Equipment is carried at cost and consist of a computer. Depreciation is calculated under the declining balance basis over the estimated useful life of the asset at 30% per annum. One-half of the rate is used in the year of addition and no depreciation is claimed in the year of disposal.

Asset Retirement Obligations

The fair value of obligations associated with the retirement of tangible long-lived assets are recorded in the period the asset is put into use, with a corresponding increase to the carrying amount of the related asset. The obligations recognized are statutory, contractual or legal obligations. The liability is accreted over time for changes in the fair value of the liability through operations. The costs capitalized to the related assets are amortized in a manner consistent with the depletion and depreciation of the related asset. At September 30, 2006, there is no liability.

Future Income Taxes

The Company accounts for income taxes using the asset and liability method. Under this method, future income taxes are recorded for the temporary differences between the financial reporting basis and tax basis of the Company's assets and liabilities. These future taxes are measured by the provisions of currently enacted tax laws. Management believes that it is not sufficiently likely that the Company will generate sufficient taxable income to allow the realization of all of its future tax assets and therefore the Company has made an impairment allowance against these assets.

Financial Instruments

The financial instruments of the Company consist of cash, accounts payables and accrued liabilities. The carrying value of the financial instruments approximate fair value due to their short term to maturity. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risk arising from these financial instruments.

Stock-Based Compensation

The Company has a stock-based compensation plan as disclosed in Note 5, whereby stock options are granted in accordance with the policies of regulatory authorities. The fair value of all stock options are expensed over their vesting period with a corresponding increase to contributed surplus. Upon exercise of stock options, the consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

The Company uses the Black-Scholes option valuation model to calculate the fair value of stock options at the date of grant. Option pricing models require the input of highly subjective assumptions, including the expected price volatility. Changes in these assumptions can materially affect the fair value estimate and, therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

RIPPLE LAKE DIAMONDS INC.
(AN EXPLORATION STAGE COMPANY)

NOTES TO THE INTERIM FINANCIAL STATEMENTS
December 31, 2006 and 2005
(Stated in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Flow-Through Shares

The Canadian Institute of Chartered Accountants has issued guidance on the accounting treatment for Canadian flow-through shares through its Emerging Issues Committee Abstract (?EIC?) No. 146. All flow-through shares issued by the Company are accounted for in accordance with this Abstract. Accordingly, upon renunciation of exploration expenditures to the shareholders, the Company reduces share capital and recognizes a future income tax liability for the amount of tax reduction renounced to the shareholders. In instances where the Company has sufficient available tax loss carry forwards or other deductible temporary differences available to offset the renounced tax deduction and is more-likely-than-not able to utilize either these tax losses or other deductible temporary differences before expiry, the Company recognizes future tax assets, with a corresponding credit to operations, for an amount equal to the future income tax liability.

Basic and Diluted Loss Per Share

Basic loss per share is computed dividing the loss for the year by the weighted average number of common shares outstanding during the year. Diluted loss per share reflects the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. The dilutive effect of options and warrants is computed by application of the treasury stock method and the effect of convertible securities by the ?if converted? method. Fully diluted amounts are not presented when effects of the computations are anti-dilutive due to the losses incurred.

Diluted net loss per share reflects the potential dilution of securities that could result from the exercise of dilutive options and warrants. As of December 31, 2006, the Company had 2,680,000 (2005: 2,000,000) stock options and 13,202,000 (2005: 1,733,334) warrants outstanding which have not been included in the calculation of diluted net loss per share because their effect would have been antidilutive. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

RIPPLE LAKE DIAMONDS INC.
(AN EXPLORATION STAGE COMPANY)

NOTES TO THE INTERIM FINANCIAL STATEMENTS
December 31, 2006 and 2005
(Stated in Canadian dollars)

4.	MINERAL EXPLORATION PROPERTIES

	Cumulative from inception,	Six months ended
	February 6, 2004 to	December 31
	December 31, 2006	2006	2005
TCH Diamond Project	$	$	$
Balance, beginning of period	-	2,440,008	1,278,070

Property acquisition and staking costs	903,269	37,000	168,022

Exploration expenses
Communication	16,000	-	-
Data analysis	328,490	-	-
Equipment rental	14,000	-	-
Food and accommodation	22,500	-	-
Geological	320,459	2,177	156,271
Geophysics	218,445	-	192,220
Ground magnetic	21,635	-	-
Helicopter fees	64,579	-	-
Lab fee	1,388	-	-
Line cutting	21,470	-	-
Management fee	32,000	-
Mapping	36,122	-	11.027
Mobilization and demobilization	24,000	-	16,000
Sampling and processing	438,500	-	-
Supplies	16,328	-	-

	1,575,916	2,177	375,518

Balance, end of period	2,479,185	2,479,185	1,821,610

KMD Project	$	$	$
Balance, beginning of period	-	2,441,412	1,907,330

Property acquisition and staking costs	533,872	-	-

Exploration expenses
Assessment fee	22,293	18,525
Camp	268,532	-	45,938
Communication	3,981	-	-
Data analysis	300,547	-	-
Food and accommodation	26,872	-	-
Geological	287,855	14,760	168,706
Geophysics	220,092	-	34,207
Helicopter fees	161,232	-	-
Management fee	35,829	-	-
Mapping	11,027	-	11,027
Mobilization and demobilization	12,938	-	-
Sampling and processing	581,160	-	-
Supplies	8,467	-	-

	1,940,825	33,285	259,878

Balance, end of period	2,474,697	2,474,697	2,167,208

Total	4,953,882	4,953,882	3,988,818

RIPPLE LAKE DIAMONDS INC.
(AN EXPLORATION STAGE COMPANY)

NOTES TO THE INTERIM FINANCIAL STATEMENTS
December 31, 2006 and 2005
(Stated in Canadian dollars)

4.	MINERAL EXPLORATION PROPERTIES (Continued)

Environmental Protection Practices

The Company is subject to laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous material and other matters. The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties and properties in which it has previously had an interest. The Company is not aware of any existing environmental problems related to any of its current or former properties that may result in material liability to the Company .

TCH Diamond Project

The Company has entered into option agreements to earn a 100% interest in certain mineral claims, representing 129 units or 2,064 hectares, located in the Walsh, Foxtrap Lake and Killala Townships in the Province of Ontario known as the TCH Diamond Project (the "Options"). During the six month period ended December 31, 2006, the Company made cash payments totaling $28,000 and issued 40,000 common shares under these Options.

The future annual payments of cash and common shares required to be issued under these agreements are as follows:

		Common
	Cash	Shares

	$

Year ended June 30, 2007	30,000	65,000
2008	110,000	85,000
2009	30,000	20,000
	160,000	170,000

The Company is also required to make all expenditures required to maintain the mineral claims in good standing and to pay the Optioners 2% of net smelter returns from the properties upon commercial production.

The Company has staked an additional 5,411 units or approximately 86,600 hectares in an area that is contiguous to the optioned properties. These additional claims are 100% owned by the Company. As at December 31, 2006, the Company's interest in the TCH Diamond Project now totals approximately 143,300 hectares.

To maintain the above claims in good standing, the Company is required to spend a minimum of $400 per unit on assessment work during the first two years after staking and $400 per unit per year thereafter.

RIPPLE LAKE DIAMONDS INC.
(AN EXPLORATION STAGE COMPANY)

NOTES TO THE INTERIM FINANCIAL STATEMENTS
December 31, 2006 and 2005
(Stated in Canadian dollars)

4.	MINERAL EXPLORATION PROPERTIES (Continued)

KMD Project

The Company has an option to purchase an 80% interest in certain mineral claims, representing approximately 32,300 acres, located in the territories of Nunavut known as the KMD Project ("the Option"). As at December 31, 2006, management believes the Company has fulfilled all of the requirements of the option and may exercise the option by giving notice of exercise to the optionor and by concurrently issuing 200,000 common shares to the optionor at any time prior to December 31, 2007.

The Optionor is entitled to a royalty equal to 3% of Gross Revenue from the sale of diamonds mined from the property. The Company may, at any time within three years after the exercise of the Option, purchase one-third (1/3) of the 3% royalty for a purchase price of $1,000,000 and may purchase an additional one-third (1/3) of the royalty for an additional $1,000,000.

The Company has the right to purchase the remaining 20% interest in the property at any time prior to the expiry of the three year period following the date of the exercise of the Option by issuing to the Optionor a further 200,000 common shares.

The Optionor has staked additional mineral claims on behalf of the Company in an area that is contiguous to the optioned properties. These additional claims are 100% owned by the Company. As at December 31, 2006, the Company's interest in the KMD Project now totals approximately 151,000 acres.

To maintain the above claims in good standing, the Company is required to spend a minimum of $4 per acre on assessment work during the first two years after staking and $2 per acre per year thereafter.

5.	SHARE CAPITAL

a) Escrow Shares

As at December 31, 2006, there were 4,500,000 shares held in escrow, which are being released at a rate of 1,500,000 shares every six months.

b) Stock Options

The Company has established a stock option plan in accordance with the policies of the TSX Venture Exchange under which it is authorized to grant share purchase options up to 10% of its outstanding shares. The exercise price of options granted equals the market price of the Company's stock on the date of the grant. Unless otherwise stated, the options vest when granted. The options are for a maximum term of five years.

RIPPLE LAKE DIAMONDS INC.
(AN EXPLORATION STAGE COMPANY)

NOTES TO THE INTERIM FINANCIAL STATEMENTS
December 31, 2006 and 2005
(Stated in Canadian dollars)

5.	SHARE CAPITAL (Continued)

A summary of stock options activities during the six month period ended December 31, 2006 is as follows:

	2006
		Weighted
		Average
	Number of	Exercise
	Options	Price

Outstanding at beginning
of the period	2,680,000	$0.33
Granted	-	-
Expired/cancelled	-	-
Outstanding at end of the
period	2,680,000	$0.33

Exercisable at end of	2,505,000
period

Outstanding stock options at December 31, 2006 are as follows:

Number Outstanding	Exercise Price	Expiry Date

1,050,000	$0.40	January 7, 2010
150,000	$0.40	March 15, 2010
300,000	$0.40	September 19, 2010
480,000	$0.25	January 25, 2011
700,000	$0.225	June 14, 2007

2,680,000

RIPPLE LAKE DIAMONDS INC.
(AN EXPLORATION STAGE COMPANY)

NOTES TO THE INTERIM FINANCIAL STATEMENTS
December 31, 2006 and 2005
(Stated in Canadian dollars)

5.	SHARE CAPITAL (Continued)

c) Warrants

A summary of share warrant activities during the six month period ended December 31, 2006 is as follows:

	2006
		Weighted
		Average
	Number of	Exercise
	Warrants	Price

Balance, beginning of period	13,513,233	$0.48
Issued	-	$0.26
Expired	(311,233)	$(0.50)

Balance, end of period	13,202,000	$0.28

As at December 31, 2006, the following share purchase warrants were outstanding:

Number Outstanding	Exercise Price	Expiry Date

1,333,334	$0.50	June15, 2007
5,482,667	$0.20	January 24, 2008
5,585,999	$0.30	May 18, 2008
800,000	$0.30	June 8, 2008

13,202,000

These warrants entitle the holders thereof the right to acquire one common share for each warrant held.

6.	RELATED PARTY TRANSACTIONS

During the quarter ended December 31, 2006, the Company incurred professional, management and consulting services rendered by previous directors and a previous officer in the amount of $25,500 (2005: $25,500). The Company also incurred $1,405 (2005: $7,243) in deferred mineral property expenditures to a company controlled by an officer and director of the Company.

These transactions were entered into in the normal course of business and are measured at the exchange amount.